J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Leerink Partners LLC

One Federal Street, 37th Floor

Boston, Massachusetts 02110

July 17, 2018

Securities and Exchange Commission

U.S. Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Ms. Dorrie Yale

Re:                             Replimune Group, Inc.

Registration Statement on Form S-1

Registration File No. 333-225846

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Replimune Group, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 p.m., Eastern time, on July 19, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Morgan, Lewis & Bockius LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 10, 2018:

(i)                                     Dates of distribution:  July 10, 2018 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished:  3

(iii)                               Number of prospectuses furnished to investors:  approximately 1,500

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel:  approximately 34

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
LEERINK PARTNERS LLC

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Executive Director

LEERINK PARTNERS LLC

By:	/s/ Stuart R. Nayman
Name:	Stuart R. Nayman
Title:	Managing Director, Senior Legal Counsel

[Signature Page to Underwriters’ Acceleration Request]